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CF0006, LLC dba Aquinas-Polak No. 1

Hello Crudefunders!

We are pleased to introduce our next project on Crudefunders.com called "**Aquinas-Polak No.1**". Before we begin, we would like to remind everyone of the following information. Crudefunders.com is a funding platform, not a Broker-Dealer. Our projects are securities that are offered through North Capital Private Securities, member FINRA/SIPC, with which Crudefunders has partnered. Private investments are highly illiquid and risky and are not suitable for all investors and past performance is not indicative of future results.

We encourage our investors to speak with a financial advisor, accountant, and/or attorney when evaluating private offerings. Neither Crudefunders nor North Capital makes any recommendations or provides advice about investments. The information you will hear today may make forward-looking statements about investments which have not been reviewed by Crudefunders or North Capital. You should not rely on these statements but should carefully evaluate the offering materials in assessing any private investment opportunity, including the complete set of risk factors that are provided for your consideration.

Ok, now that the legal points are clear, let's discuss the next project that is live on Crudefunders! This is another drill, test & completion project that will be sponsored by Aquinas Energy Resources, Inc. and is located about 800 feet southwest of a successful well drilled by Aquinas that was offered on the Crudefunders portal earlier this year. These are different wells and have different projections and risks, but are both located in the Damon Mound Salt Dome Oil Field, situated 50 miles southwest of downtown Houston. The Damon Mound has a lengthy history in Texas Oil & Gas and comprises potentially 300 acres in the gulf coast area; an area known for prolific salt domes including the Katy oilfield, the Humble oilfield, Goose Creek oilfield, and the High Island oilfield, just to name a few.

Some of the key attributes of the project are:

- Investments starting at $5,000 for Phase I and $2,000 for Phase II

- This is a Single Well Drilling Project

- Relatively Shallow Target Zone less than 3,500 feet deep – true vertical depth

- Payback is projected to be about 24 months at current oil prices

- Experienced Management Team

- Field exploration and historic production by a number of majors as well as independents

Aquinas Energy Resources, Inc. is headed by Joe Grace, who has over 40 years of CEO and Board of Director experience in energy, commercial banking, investment banking and strategic planning. His team consists of Don Sample, a 35-year career landman and operator as well as James Heiser, previously a CPA for Treasury and Internal Auditing at Shell Oil. The rest of the team includes a geophysicist, experienced operators, engineers for domestic and international upstream companies, and communications experts to help with investor relations. The average age of the team is over 60 years and all are local to the region.

Beyond years of experience, Aquinas has assembled an extensive data set on the Damon Dome, including 2D and 3D seismic surveys, and historical results of the other wells drilled on the dome. The team is expecting the Aquinas-Polak #1 to primarily produce from intervals in the Frio sands, with additional possible opportunities in the Miocene, HET, and Marge zones. The lower Frio is estimated to contain potentially 105,500 barrels of recoverable oil. If present, the upper Frio and other potential zones would remain behind pipe to be exploited when the lower Frio sands have been depleted.

Aquinas Energy Resources has formed an operating company purely to drill, complete and operate the Aquinas-Polak #1 prospect and staffed it with an experienced group of professionals. Aquinas has estimated a $10 per barrel operating cost (i.e. lifting cost) is likely to be maintained and the wells may be economically profitable at market prices above $30/bbl.

In oil and gas, there are always risks associated with any drilling venture so please do your due diligence by reading the offering materials available on the projects page at Crudefunders.com. If the wells prove to be successful, the Operator may begin making distribution payments as early as the first 90 days of operation.

Thank you for your interest in our project. If you wish to see more information you may view this project exclusively on Crudefunders.com. Remember, if it is **Oil & Gas**, and its **Crowdfunding**, and it is in **Texas**…how big could it be? **Really?**